No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2018

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. (the “Company”) hereby notifies you that it has submitted with the relevant Japanese authority an Extraordinary Report on June 20, 2018 pursuant to the Financial Instruments and Exchange Law of Japan with respect to the resolutions passed and the results of voting at the 94th Ordinary General Meeting of Shareholders held on June 14, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: June 21, 2018

June 20, 2018

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556 Takahiro Hachigo
President and Representative Director

Notice of Submission of Extraordinary Report Relating to Resolutions

Passed and Results of Voting at the 94th Ordinary General Meeting of Shareholders

Honda Motor Co., Ltd. (the “Company”) hereby notifies you as follows that it has submitted with the relevant Japanese authority an Extraordinary Report (the “Extraordinary Report”) on June 20, 2018 pursuant to the Financial Instruments and Exchange Law of Japan with respect to the resolutions passed and the results of voting at the 94th Ordinary General Meeting of Shareholders held on June 14, 2018 (the “General Shareholders’ Meeting”).

Particulars

1. Reason for Submitting the Extraordinary Report

The Company has submitted the Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. to report on matters resolved and the results of voting at the General Shareholders’ Meeting.

2. Details of the Extraordinary Report

(1)	Date on which the General Shareholders’ Meeting was held:

June 14, 2018

(2)	Details of the matters resolved:

First Item: Election of Nine (9) Directors (Excluding Directors who are Audit and Supervisory Committee Members)

Nine (9) directors (excluding who are Audit and Supervisory Committee Members), namely Takahiro Hachigo, Seiji Kuraishi, Yoshiyuki Matsumoto, Toshiaki Mikoshiba, Yoshi Yamane, Kohei Takeuchi, Hideko Kunii, Motoki Ozaki, and Takanobu Ito were elected.

Second Item: Determination of Amounts and Other Details of Stock-Based Remuneration for Directors, etc.

An introduction of new performance-linked stock-based remuneration system (hereinafter the “System”) was resolved. The recipients of the System shall be Directors and Operating Officers who conduct business execution and who are residents of Japan (hereinafter the “Directors, etc.”, collectively.). The purpose of the System is, to further enhance the motivation for contributing to sustainable growth of corporate value over the medium-to-long term, and to promote the sharing of the interest between the Directors, etc. and shareholders.

With introduction of the System, the Company shall set up a trust valid for approximately three years from August 2018 (scheduled) to the end of August 2021 (scheduled). The Company, however, may extend the validity of the trust on the expiry date of the original trust period. Company shares shall be acquired by the trust from the stock market, and shall be delivered, in the form of the shares and/or in the form of cash equivalent to value of the shares, to Directors, etc. in accordance with performance of the Company.

The maximum amount to be granted by the Company to the trust shall not exceed 3,910 million yen for the initial three fiscal years, and the number of Company shares delivered to Directors, etc. by the trust (including the shares subjected to conversion into cash) shall not exceed 1,310,000 shares for the initial three fiscal years.

(3)	Number of affirmative votes, negative votes and abstentions in respect of the matters for resolution described above, requirements for the approval of such matters for resolution and results of voting:

Proposals	Number of affirmative votes	Number of negative votes	Number of abstentions	Ratio of affirmative votes (%)	Approved/ disapproved
First Item
Takahiro Hachigo	14,673,692	316,982	5,655	96.04%	Approved
Seiji Kuraishi	14,717,543	264,634	14,152	96.33%	Approved
Yoshiyuki Matsumoto	14,717,203	264,967	14,159	96.33%	Approved
Toshiaki Mikoshiba	14,717,380	264,796	14,153	96.33%	Approved
Yoshi Yamane	14,717,000	265,148	14,181	96.33%	Approved
Kohei Takeuchi	14,717,524	264,623	14,183	96.33%	Approved
Hideko Kunii	14,968,872	21,820	5,646	97.98%	Approved
Motoki Ozaki	14,974,008	16,681	5,649	98.01%	Approved
Takanobu Ito	14,679,656	302,505	14,168	96.08%	Approved
Second Item	14,917,525	82,814	6,056	97.57%	Approved

Notes:

(i)	The requirements for approval of each matter for resolution are as follows:

•	For the First Item of the proposals, a majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders entitled to vote

•	For the Second Item of the proposals, a majority vote of the shareholders entitled to vote and present at the General Shareholders’ Meeting.

(ii)	The ratio of affirmative votes is the ratio of the aggregate of the number of voting rights exercised prior to the General Shareholders’ Meeting and the number of votes by the shareholders present at the General Shareholders’ Meeting, through which approval was able to be ascertained for each of the proposals, against the aggregate of the number of voting rights exercised prior to the General Shareholders’ Meeting and the number of voting rights of all the shareholders present at the General Shareholders’ Meeting.

(4)	Reasons for not including certain number of votes by shareholders present at the meeting in the number of votes mentioned above:

The aggregate number of (a) the voting rights exercised prior to the General Shareholders’ Meeting and (b) the votes by shareholders present at the General Shareholders’ Meeting, through which approval or disapproval was able to be ascertained for each of the proposals, was sufficient to meet the approval requirements and therefore the matters were duly resolved under the Company Law. Accordingly, the numbers of votes by the shareholders present at the General Shareholders’ Meeting, but for which approval, disapproval or abstention for each proposal could not be confirmed, were not included in the numbers of affirmative votes/negative votes/abstentions mentioned in paragraph (3) above.